

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2014

Via E-mail
Andrew Grundman
President and Chief Executive Officer
American Mining Corporation
970 Caughlin Crossing, Suite 100
Reno, Nevada 89519

> **Re:** **American Mining Corporation**
> **Registration Statement on Form S-1**
> **Filed December 11, 2013**
> **File No. 333-192759**

Dear Mr. Grundman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Thomas Mills is offering 10,500,000 shares and that as of December 1, 2013, Mr. Mills owned 20,500,003 shares representing 99.1% of your outstanding shares. In addition, we note your disclosure on page 12 that during the last three years, Mr. Mills has been the controlling shareholder of the company and has held the offices of President, CEO and Chief Financial Officer, as well as being a director. Because of the nature and size of the transaction being registered for Mr. Mills, it appears that this transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C and instead appears to represent a primary offering, which must be made at a fixed price because the company is not eligible to conduct an "at the market offering" under Rule 415(a)(4). Therefore, please revise the terms of the offering by Mr. Mills to provide that his offers and sales will be made at a disclosed fixed price for the duration of the offering and identify Mr. Mills as an underwriter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: William R. Eilers, Esq.